中国铝业股份有限公司

Date: September 8, 2009

To: Mr. Karl Hiller
United States Securities and Exchange Commission (the "Commission")
Division of Corporation Finance
Tel (202) 551-3686

From: Liu Qiang
Secretary to the Board
Aluminum Corporation of China Limited
Tel (86) 10 8229 8103
Fax (86) 10 8229 8158

Re: Aluminum Corporation of China Limited
Form 20-F for the Fiscal Year Ended December 31, 2008K
Filed April 30, 2009
File No. 001-15264

Dear Mr. Hiller

We refer to the Commission's comments on our Form 20-F filing for the fiscal year ended December 31, 2008, dated August 28, 2009 and received on August 28, 2009. We are in the process of preparing our responses to the Commission's comments. However, we need more time to collect the requested information. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date from September 11, 2009 (10 business days from the date of receipt of the Commission's comments) to October 12, 2009.

Thank you in advance for your favorable consideration and the granting of extension.

With best regards,

Liu Qiang
Secretary to the Board